UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒                           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐                           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PHARMACEUTICALS SAVINGS PLAN

300 Somerset Corporate Boulevard

Bridgewater, NJ 08807-0912

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

Aventis Pharmaceuticals

Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Aventis Pharmaceuticals

Savings Plan

Index

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2-3

Statements of Changes in Net Assets Available for Benefits	4-5

Notes to Financial Statements	6-12

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2005	13

*   Other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Aventis Pharmaceuticals Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aventis Pharmaceuticals Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey

July 14, 2006

Aventis Pharmaceuticals

Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2005

2005
Assets
Investments,
At fair value
Investment in Master Trust	$341,324,753
Mutual funds	1,132,864,868
At contract value
Participant loans	19,629,984
1,493,819,605

Income receivable	402,370
Contributions receivable – employee	3,903,749
Contributions receivable – employer	37,743,099
Total receivables	42,049,218

Total assets	1,535,868,823

Liabilities

Accrued expenses	170,650

Total liabilities	170,650
Net assets available for benefits	$1,535,698,173

See accompanying notes to financial statements.

Aventis Pharmaceuticals

Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2004

	Nonparticipant- Directed	Participant- Directed	Total
Assets
Investments,
At fair value
Investment in Master Trust	$—	$376,304,699	$376,304,699
Mutual funds	—	760,009,765	760,009,765
Common and commingled trusts	—	267,624,640	267,624,640
At contract value
Participant loans	—	20,381,224	20,381,224
	—	1,424,320,328	1,424,320,328

Income receivable	—	90,470	90,470
Contributions receivable – employee	—	1,874,642	1,874,642
Contributions receivable – employer	10,772,585	50,670,503	61,443,088
	10,772,585	52,635,615	63,408,200

Cash	—	40	40

Total assets	10,772,585	1,476,955,983	1,487,728,568

Liabilities
Bonds payable (note 6)	10,378,630	—	10,378,630
Accrued expenses	—	234,117	234,117
Accrued interest payable	393,955	—	393,955

Total liabilities	10,772,585	234,117	11,006,702

Net assets available for benefits	$—	$1,476,721,866	$1,476,721,866

See accompanying notes to financial statements.

Aventis Pharmaceuticals

Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

	Nonparticipant- Directed	Participant- Directed	Total
Additions
Contributions
Employee	$—	$74,447,126	$74,447,126
Employer	10,851,377	66,100,925	76,952,302
Investment Income
Interest and dividends	—	23,425,742	23,425,742
Net appreciation in the fair value of investments (note 3)	—	53,024,602	53,024,602
Net appreciation in the fair value of investments in Master Trust (note 4)	—	21,437,584	21,437,584

Total additions	10,851,377	238,435,979	249,287,356

Deductions
Bond principle payment (note 6)	10,378,630	—	10,378,630
Distributions	—	177,461,836	177,461,836
Transfers to other plans	—	1,628,235	1,628,235
Interest expense (note 6)	472,747	—	472,747
Fees and expenses	—	369,601	369,601
Total deductions	10,851,377	179,459,672	190,311,049
Increase in net assets available for benefits	—	58,976,307	58,976,307

Net assets available for benefits
Beginning of year	—	1,476,721,866	1,476,721,866
End of year	$—	$1,535,698,173	$1,535,698,173

See accompanying notes to financial statements.

Aventis Pharmaceuticals

Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

	Nonparticipant-	Participant-
	Directed	Directed	Total
Additions
Contributions
Employee	$—	$71,896,010	$71,896,010
Employer	11,106,513	78,908,348	90,014,861
Investment Income
Interest and dividends	—	34,115,246	34,115,246
Net appreciation in the fair value of investments (note 3)	—	61,567,080	61,567,080
Net appreciation in the fair value of investments in Master Trust (note 4)	—	46,354,103	46,354,103
Transfers from other plans	—	4,611,410	4,611,410
Total additions	11,106,513	297,452,197	308,558,710

Deductions
Bond principle payment (note 6)	9,648,293	—	9,648,293
Distributions	—	14,637,044	14,637,044
Transfers to other plans	—	114,869,775	114,869,775
Interest expense (note 6)	1,458,220	—	1,458,220
Fees and expenses	—	355,759	355,759
Total deductions	11,106,513	129,862,578	140,969,091
Increase in net assets available for benefits	—	167,589,619	167,589,619

Net assets available for benefits
Beginning of year	—	1,309,132,247	1,309,132,247
End of year	$—	$1,476,721,866	$1,476,721,866

See accompanying notes to financial statements.

Aventis Pharmaceuticals

Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.                            Summary of Significant Plan Provisions

The following description of the Aventis Pharmaceuticals Savings Plan (hereafter referred to as the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all associates of Aventis Inc. (the “Company”) and Aventis Pharmaceuticals Inc. as they meet the prescribed eligibility requirements. All associates are eligible to participate in the Plan beginning on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 25, 2005, Sanofi-Synthélabo SA (Sanofi), a publicly listed company headquartered in Paris, France made an offer of shares and cash in exchange for all of the shares of the Company’s ultimate parent, Aventis SA (Aventis). Aventis’ Management Board and the Supervisory Board recommended this offer to Aventis shareholders. On August 20, 2005, Aventis S.A., merged with Sanofi-Synthelabo to form sanofi-aventis SA.

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Hoescht Marion Roussel Puerto Rico, Inc. (subsequently known as Aventis Pharmaceuticals Puerto Rico, Inc.) and T. Rowe Price Trust Company (the “Trustee”) entered into a Master Trust Agreement (“Master Trust”) to serve as a funding vehicle for certain commingled assets of the Plan and the Aventis Pharmaceuticals Puerto Rico Savings Plan (the “PR Plan”). Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the PR Plan as well as other legacy plans of Sanofi-Synthelabo Inc. Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust. (see Note 4).

Trustee and Recordkeeper

The T. Rowe Price Trust Company is the Plan’s trustee. The Trustee is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan assets. T. Rowe Price Group Inc. is the Plan’s recordkeeper. (see Note 8)

Plan Administration

The Aventis Pharmaceuticals Savings Investment Committee (the “Committee”), as appointed by the Company’s Board of Directors, was responsible for the general administration of the Plan. The Company also maintains trust funds as a part of the Plan to hold the assets of the Plan. The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust Agreement and the management of the assets. The Trustee also administered the payment of interest and principal on the bonds, which are reimbursed to the Trustee through contributions, as determined by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Participant accounts are also charged with an allocation of administrative expenses based on the participants investment income or total account balances.

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participants to save up to 20% of their eligible pay in whole percentage (up to the allowable IRS annual maximum – $14,000 for 2005) on a pre-tax basis, pursuant to Code Section 401(k). In addition, changes have been made during 2005 to permit “catch-up” contributions (of not more than $4,000 in 2005) for participants age 50 and over.

The Plan provides for a matching contribution in an amount that is equal to the lesser of 4% of such participant’s eligible compensation for the Plan year or 100% of the participant’s plan contribution. An additional discretionary matching contribution of up to 2% of eligible compensation may be awarded each year by the Board. To the extent that the required employer matching contribution exceeds the debt service requirements, the Company makes additional cash contributions to the Plan. The Plan also provides that the Company may make an annual performance sharing contribution of up to 6% of the eligible compensation allocated to qualified participants as of the end of the Plan year, as determined by the Board of Directors.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum deductible for federal income tax purposes.

Vesting

All participants are 100% vested at all times in all portion of their accounts balances including employer and employee contributed amounts.

Distributions

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods:  receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments. These amounts of $177,461,836 and $14,637,044 for 2005 and 2004 respectively, have been included within the benefits paid to participants line item on the statement of changes in net assets available for benefits.

Rollover Contributions

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan. Participants can also roll over IRA distributions (excluding minimum required distributions and nondeductible contributions).

Participants Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account balance or $50,000 less their highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate commensurable with the prevailing market rate, as determined by the Plan Administrator. Currently, interest rates associated with participant loans range from 5.25% to 10.5%. Loan balances are payable in semi-monthly installments generally over a term of up to five years. Extended terms are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expense

Expenses incurred to administer the Plan, including trustee, recordkeeper, and investment advisory fees, are paid by the Plan. The Company pays all remaining expenses of the Plan, if any.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

The Plan’s investments in mutual funds, common and commingled trust are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Investment contracts are stated at contract value, which is equal to contributions plus interest less benefit payments and expenses, which approximates fair value. The Aventis Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and therefore are recorded at contract value, which approximates fair market value. Each contract is subject to early termination penalties that may be significant. The average crediting rate for the investment contracts was 4.48 % and 4.78% and the average yield was 3.98% and 4.11% during 2005 and 2004, respectively.

The Plan presents within the statement of changes in Net Assets Available for Benefits, the Net Appreciation in the Fair Value of Investments and Investments within the Master Trust. This amount includes both realized and unrealized gains and losses.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Benefit Payments

Benefits are recorded when paid.

3.                            Investments

The following table presents the fair value of investments that represent 5 percent or more of the net assets available for benefits at December 31, 2005 and 2004:

	2005	2004
Master Trust
Aventis Pharmaceuticals Savings Plan and Aventis Pharmaceuticals Puerto Rico Savings Plan Master Trust	$341,324,753	$376,304,699

Mutual Funds
Retirement 2015	81,987,801	N/A
Retirement 2020	116,057,302	N/A
Retirement 2025	129,832,761	88,242,810
Retirement 2030	116,212,278	N/A
T.Rowe Price Pimco Total Return Fund	N/A	126,482,123
T.Rowe Price Science & Technology, Inc.	N/A	87,130,142
T.Rowe Price Small Cap Stock Fund	84,947,658	198,198,155
T.Rowe Price Wellington LG Cap Research Fund	N/A	236,460,554

Common and Collective Trusts
T.Rowe Price Retirement Strategy Trust Balance Fund	N/A	95,326,211
T.Rowe Price Equity Index Trust Fund	N/A	138,211,362

During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	2005	2004
Mutual Funds	$35,643,975	$50,859,895
Common and collective trusts	17,380,627	10,707,185

	$53,024,602	$61,567,080

4.                            Master Trust

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for certain commingled assets of the Plan and the PR Plan. On December 16, 2005, the assets of the Sanofi-Synthelabo Group Savings Plan and Sanofi-Synthelabo Inc. Hourly Employees’ Savings Plan were incorporated within the Master Trust. All plans have an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2005 and 2004, the Plan’s interest in the Master Trust was approximately 84% and 98% respectively.

The following table presents the fair value of investments held in the Master Trust as of December 31, 2005 and 2004:

	2005	2004
Investments
At fair value
Cash and cash equivalents	$1,183,933	$870,778
Mutual funds	25,834,658	13,696,220
Company stock	95,769,750	79,270,454
At contract value
Guaranteed insurance contracts	283,180,011	291,452,574

	$405,968,352	$385,290,026

The following table presents the investment income for the Master Trust for the year ended December 31, 2005 and 2004:

	2005	2004

Dividends	$1,213,954	$1,031,661
Interests	13,019,591	12,699,396
Net appreciation in fair value of Common Stock and Mutual Funds	8,065,852	33,554,007
	$22,299,397	$47,285,064

5.                            Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made. The Plan Administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

6.                            Bonds Payable

During 1999, the Plan merged with the Hoechst Marion Roussel Inc. Associate Stock Ownership Plan (the “HMR Plan”) subsequent to the formation of Aventis SA. The Company makes scheduled debt service payments on behalf of the Plan for bonds payable previously recorded within the HMR Plan. The bonds payable and the related receivable due from the Company to repay the remaining principle and any accrued interest to date, calculated at a rate of 9.11%, were recorded within the Statement of Net Assets Available for Benefits. These payments were recorded as additions (employer contributions) and deductions (bond principle payments and interest expense) within the Statement of Changes in Net Assets Available for Benefits. These amounts are guaranteed by the Company. Amounts remitted in excess of the required funding are held within certain investment funds denoted as non-participant directed with the Statement of Net Assets Available for Benefits. The final principle and interest payments of $10,378,630 and $472,747, respectively were paid on August 1, 2005.

7.                            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$1,535,698,173	$1,476,721,866
Amounts allocated to withdrawing participants	—	(1,253,876)
Net assets available of benefits per the Form 5500	$1,535,698,173	$1,475,467,990

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31,
	2005	2004

Benefits paid to participants per the financial statements	$177,461,836	$14,637,044
Add amounts allocated to withdrawing participants at end of year	—	1,253,876
Less amounts allocated to withdrawing participants at beginning of year	(1,253,876)	(18,700)
Benefits paid to participants per the Form 5500	$176,207,960	$15,872,220

8.                            Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan. T. Rowe Price Group Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9.                            Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.

10.                     Subsequent Event

On January 1, 2006, the assets of Sanofi-Synthelabo Group Savings Plan (the “Sanofi Savings Plan”) were merged into the Plan. The merged plan was renamed the sanofi-aventis Savings Plan. The new plan was redesigned to align the benefit received by the plan participants of the Sanofi Savings Plan to equal that received by the Plan participants.

Aventis Pharmaceuticals

Savings Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of investment	(d) Cost	(e) Current Value

	Mutual funds
*	AF Growth of America	Mutual fund 2,034,204 shares	**	$62,755,181
*	Emerging Market Stock Fund	Mutual fund 35 shares	**	903
*	JP Morgan EAFE Plus Fund	Mutual fund 3,269,913 shares	**	52,678,299
*	PIMCO Total Return Fund	Mutual fund 4,343,975 shares	**	45,611,740
*	Retirement 2005	Mutual fund 1,569,917 shares	**	17,064,994
*	Retirement 2010	Mutual fund 4,269,344 shares	**	62,204,346
*	Retirement 2015	Mutual fund 7,307,291 shares	**	81,987,801
*	Retirement 2020	Mutual fund 7,425,291 shares	**	116,057,302
*	Retirement 2025	Mutual fund 11,319,334 shares	**	129,832,761
*	Retirement 2030	Mutual fund 7,047,440 shares	**	116,212,278
*	Retirement 2035	Mutual fund 5,753,194 shares	**	66,852,116
*	Retirement 2040	Mutual fund 2,251,933 shares	**	37,314,524
*	Retirement 2045	Mutual fund 612,487 shares	**	6,639,355
*	Retirement Income Fund	Mutual fund 833,699 shares	**	10,387,892
*	Tradelink Investments	Mutual fund N/A shares	**	39,791,290
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 2,589,078 shares	**	84,947,658
*	Vanguard Inst Index Fund	Mutual fund 420,491 shares	**	47,940,211
*	Vanguard Mid-Cap Index, Inst	Mutual fund 2,892,764 shares	**	51,115,139
*	Vanguard Windsor II Admiral	Mutual fund 621,751 shares	**	34,581,777
*	Wellington Management Large-Cap Research Fund	Mutual fund 6,993,838 shares	**	68,889,301

	Total Mutual Funds			$1,132,864,868

	Loans

*	Participant loans	Participant loans interest rates ranging from 5.25% to 10.5%	**	$19,629,984

	Master Trust

*	Aventis Pharmaceuticals Savings Plan and Aventis Pharmaceuticals Puerto Rico Savings Plan Master Trust	Master Trust		$341,324,753

	Total Investment			$1,493,819,605

*                 Indicates party-in-interest to the Plan.

**          As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PHARMACEUTICALS
SAVINGS PLAN

Date:	July 14, 2006	By:	/s/ Liz Donnelly

Liz Donnelly, for the
Retirement Plan Administrative
Committee, Plan Administrator

INDEX TO EXHIBIT

Exhibit No.	Exhibit

1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP